Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cigna Corporation
Commission File No. for Registration Statement on
Form S-4 filed by Anthem, Inc.: 333-207218

Cigna Corporation intends to use the following Q&A when communicating with investors.

1.	What is the nature of the concerns raised by the DOJ?
The DOJ has alleged concerns about the effect of our merger on the following markets: national accounts, certain local commercial markets for large-group employers, the purchase of healthcare services by commercial health insurers in certain local markets, and certain individual exchanges.
From a national perspective, the DOJ has alleged the transaction is presumptively unlawful and will take Cigna's offerings and innovation out of the market in a way that will not leave enough choice for large employers.
Locally, the DOJ identified at least 35 local commercial markets in which the DOJ alleges the transaction will lead to anticompetitive effects, in many cases the DOJ believes the market share of the combined firm makes the transaction presumptively unlawful in the applicable market.   In these same areas, the DOJ alleged concerns that the transaction would increase Anthem's ability to dictate reimbursement rates to providers and deprive providers and customers with Cigna's innovative provider collaborations.
For individual exchanges, the DOJ alleged concerns in two metropolitan areas as a result of the loss of competition between Cigna and Anthem due to the merger.
The DOJ also alleges competitive concerns in some of these markets relating to the merged firm's membership in the Blue Cross Blue Shield Association.  The DOJ's allegations relating to Blues issues include concerns that the combined company will not compete as vigorously with the Blues organizations outside of Anthem's 14 licensed states and that BCBSA rules and related factors would inhibit the growth of the combined company.
2.	What is the overall status of the regulatory process?
We have dedicated significant time, resources and numbers of individuals to support Anthem during the regulatory review process.  However, we still have a great deal of work ahead of us and the path to closing, given where we are today, will be long and complex, if it can be accomplished at all.
On the federal side, the DOJ has raised a number of difficult issues and the parties would need to address these issues in litigation.  In addition, there are a number of key states where we still need approval and many states have said that they will wait until after the DOJ process has concluded before considering our transaction.  Finally, on the international side, there are still a few approvals to obtain.
3.	What are the options that Cigna is considering?
Given the nature of the issues raised by the DOJ, where we are in the regulatory approval process, and our obligations under our agreement with Anthem, we are in the process of developing and fully evaluating all of our options.
4.	What is the timing of Cigna's decision making around those options?
While we cannot provide a definite timeframe at this point, we are treating this matter with the urgency it requires.  We are taking the interests of our clients, customers, producers, providers, shareholders and other stakeholders into account, as well as our obligations to Anthem, as we consider the impact of the DOJ's decision and we will evaluate our options as quickly and prudently as possible.

5.	Do you think this will not be consummated?
We are not going to speculate on the outcome at this time.  In light of the DOJ's challenge, we do not believe the transaction will close in 2016 and the earliest it could close is 2017, if at all.
6.	If the deal does not go through what are Cigna's standalone prospects?
In the absence of the necessary regulatory approvals, we believe that Cigna will continue to perform well as demonstrated by its long track record of strong financial results.  We are well positioned to continue to grow and deliver value to our customers and clients and, as a result, our shareholders.
Since we announced the merger and during the transaction review process, our team has continued to operate Cigna as an independent company with a strong focus on servicing our customers and clients and continuing to invest in platforms for new capabilities.
Our capital efficient businesses continue to generate a significant amount of free cash flow.
Should the transaction not be approved, we would continue to follow our historical capital deployment priorities of:  funding the organic growth of the business, deploying capital for strategic M&A, and returning capital to shareholders, primarily through share repurchase.
7.	If the deal does not attain regulatory approval, is Cigna entitled to the reverse break-up fee?
If the regulatory approvals are not achieved and the transaction is not ultimately approved, we would be entitled to a reverse break-up fee of $1.85 billion.
Pursuant to the merger agreement, Anthem is responsible for coordinating communications with the government and developing the strategy for obtaining the necessary government approvals.  Cigna is supporting Anthem in their leadership of that effort. We have spent considerable time and resources on working towards approval of the transaction and in fulfilling all of our obligations under the merger agreement.
8.	Will your decision to evaluate your options have an impact on the reverse break-up fee?
We are confident that we have met all of our obligations under the merger agreement and therefore would be entitled to the $1.85 billion reverse break-up fee if necessary regulatory approvals are not achieved.  The impact of any option on the potential receipt of that fee is something that we are and will be actively considering.
9.	What is the termination date under the merger agreement?
The merger agreement is filed and investors should read the agreement in whole to understand the nuances.  Generally, under the merger agreement, if the merger has not closed by January 31, 2017, either party has the right to terminate; however, in order to be able to terminate, the terminating party must not have breached its obligations under the merger agreement such that the failure to perform proximately caused or resulted in the failure of the merger to close.   In addition, either party may elect to extend the termination date from January 31, 2017 to up to April 30, 2017, if all closing conditions, including compliance in all material respects with the requirements of the merger agreement, have been satisfied (or are capable of being satisfied) other than the receipt of necessary regulatory approvals.

10.	Does Anthem or Cigna have a requirement to litigate with the DOJ? How is that process resolved?
The merger agreement requires that Cigna and Anthem use reasonable best efforts to obtain the necessary regulatory approvals, which includes opposing any judicial action challenging the merger.  We will obviously take this provision into consideration as the company considers its options.
11.	How does Cigna now think about the deal and its merits?
We entered into this transaction with the goal of accelerating our strategy to improve quality, choice and affordability in the marketplace.  The DOJ has communicated to us that it does not believe that our merger with Anthem would further that goal.  In light of the DOJ's concerns and other considerations described above, we will be evaluating our options consistent with our obligations under the merger agreement.
IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS
NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Anthem has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, including Amendment No. 1 thereto, containing a preliminary joint proxy statement of Anthem and Cigna that also constitutes a preliminary prospectus of Anthem. The registration statement was declared effective by the SEC on October 26, 2015. Each of Anthem and Cigna commenced mailing a definitive joint proxy statement/prospectus to its shareholders on or about October 28, 2015. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the definitive joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna's investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem's investor relations department at 317-488-6181.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna's current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna's and Anthem's future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as "believe", "expect", "plan", "intend", "anticipate", "estimate", "predict", "potential", "may", "should", "will" or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.
Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; and unfavorable industry, economic or political conditions, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna's investor relations department at 215-761-4198 as well as on Anthem's most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem's investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.